GBS Inc.

708 Third Avenue, 6th Floor

New York, NY 10017

December 21, 2020

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Tim Buchmiller, Esq.

Re:	Request for Acceleration
GBS Inc. - Registration Statement on Form S-1
Filed December 21, 2020
File No. 333-232557

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended (the “Securities Act”), GBS Inc. (the “Company”), respectfully requests that the effective date of its Registration Statement on Form S-1, as amended to date (SEC File No. 333-232557) (“Registration Statement”) be accelerated and that such Registration Statement become effective at 4:30P.M., Washington, D.C. time, on December 22, 2020, or as soon thereafter as practicable.

Very truly yours,

GBS, Inc.

/s/ Harry Simeonidis
Name: Harry Simeonidis
Title: Chief Executive Officer and President